Exhibit 99.1

Identification of Members of the Group

Kings Road Holdings XIV Ltd.

Kings Road Investments Ltd.

Polygon Global Opportunities Master Fund

Polygon Investments Ltd.

Polygon Investment Management Limited

Polygon Investment Partners LLP

Polygon Investment Partners LP

Polygon Investment Partners GP, LLC

Reade E. Griffith

Patrick G. G. Dear